Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

GENESIS PARK ACQUISITION CORP. ANNOUNCES EFFECTIVENESS OF REGISTRATION STATEMENT AND

EXTRAORDINARY MEETING DATE IN CONNECTION WITH PROPOSED BUSINESS COMBINATION WITH

REDWIRE

Extraordinary General Meeting Scheduled for September 1, 2021 to Approve

Business Combination with Redwire

JACKSONVILLE, Fla. and HOUSTON, Tex. / August 11, 2021 – Genesis Park Acquisition Corp. (NYSE: GNPK) (“Genesis Park”), a publicly traded special purpose acquisition company, announced today that the U.S. Securities and Exchange Commission (“SEC”) has declared effective its registration statement on Form S-4 (File No. 333-257710), which includes Genesis Park’s definitive proxy statement/prospectus in connection with Genesis Park’s Extraordinary General Meeting of shareholders relating to the previously announced business combination (the “Business Combination”) with Redwire.

The Extraordinary General Meeting of Genesis Park’s shareholders will be held at 10:00 a.m. Eastern Time on September 1, 2021 in connection with the Business Combination. The proxy statement/prospectus is being mailed to the Company’s shareholders of record as of the close of business on August 2, 2021 (the “Record Date”).

Upon closing of the transaction, the combined company will be named Redwire Corporation and will be listed on the NYSE under the new ticker symbol “RDW.”

As a first-mover industry consolidator with next generation breakout capabilities, Redwire provides complete solutions for space commercialization to its diversified base of customers in the national security, civil and commercial markets.

Paul Hobby, CEO of Genesis Park, said, “We are pleased to reach this milestone on Redwire’s path to becoming a public company. Redwire is a proven, profitable leader in the space community with a robust portfolio of technology and IP, including for on-orbit 3D printing, servicing, assembly, and manufacturing. As the dramatic improvements in the economics of spaceflight create new markets, there is significant opportunity to accelerate growth across the fragmented space landscape for Redwire’s next generation infrastructure.”

Peter Cannito, Chairman and CEO of Redwire, said, “We are at the beginning of a second golden age of space, with substantial growth being driven by new business models that are economically and commercially feasible in the near-term because of innovative technology and infrastructure like ours. We are well-positioned to be a leader in infrastructure for this economic expansion due to our highly differentiated heritage plus innovation strategy – we have the proven flight heritage of a traditional space company and the innovative technology, such as on-orbit 3D printing, of a new space disruptor. Our purpose-built approach to growth drives strong customer retention and a robust backlog, and we have high visibility into our growth opportunities as we enable the future of space commerce. We are excited to reach this milestone on our way to becoming a public company.”

Kirk Konert, Partner at AE Industrial Partners, said, “Redwire continues to execute on its strategy to enable the expansion and commercialization of the space economy. We are excited about this next step in the Company’s journey, as there will be even greater opportunities to deliver value as a public company through its mission-critical, next generation infrastructure technology solutions.”

Recent operational and financial highlights include:

•	Significant technological developments and demonstrations of Redwire’s mission-critical, next generation technology and infrastructure:

•

Announced launch of new manufacturing hardware to the International Space Station (“ISS”) that will demonstrate additive manufacturing processes using lunar regolith simulant, maximizing in-situ resources and enabling robust construction on the lunar surface.

•

Successfully demonstrated the potential of the company’s Hybrid Architecture Laboratory Operational Environment (“HALOE”) to enhance U.S. national defense by facilitating rapid and configurable digitally engineered space mission design.

•	Connected the second of two new solar arrays enabled by Redwire’s technology to ISS to complete the installation of the first pair of ISS Roll-Out Solar Arrays (iROSA).

•	Deployed the company’s Additive Manufacturing Facility capabilities to 3D print a part to keep the ISS Brine Processor Assembly (BPA) working smoothly.

•	Strong current performance and financial outlook bolstered by robust backlog and contract momentum:

•	Approximately $280M1) of total backlog and $220M of bids submitted and awaiting decision.

•	Q1 2021E revenue of $36M, continued confidence in full year 2021E revenue outlook of $163M.

•	Cash flow positive today with substantial margin improvement via vertical integration and the realization of the benefits of scale.

As previously announced, the transaction values Redwire at a $615 million pro forma enterprise value, representing 9.6x estimated 2023 Adjusted EBITDA of approximately $64 million and 2.5x estimated 2025 Adjusted EBITDA of approximately $250 million. Assuming no redemptions by Genesis Park stockholders, the Business Combination is expected to deliver approximately $170 million cash to the Redwire balance sheet. The Business Combination is further supported by a $100 million fully committed and oversubscribed PIPE of common stock, priced at $10.00 per share, with participation by Senvest Management, LLC and Crescent Park Management, L.P.

Virtual Meeting Information

The Genesis Park extraordinary general meeting can be accessed by visiting https://www.cstproxy.com/genesispark/sm2021, where Genesis Park shareholders will be able to listen to the meeting, submit questions and vote online. Genesis Park encourages its shareholders to read the entire final proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. Holders of Genesis Park stock who need assistance voting or have questions regarding the Extraordinary General Meeting may contact Genesis Park’s proxy solicitor, Morrow Sodali, at (203) 658-9400 or email at GNPK@investor.morrowsodali.com.

[1]	As of July 2021. Total Backlog is defined as work under contract, awards in negotiation, and additional scope to complete existing contracts.

Advisors

Jefferies is serving as financial advisor and Kirkland and Ellis LLP is serving as legal counsel to Redwire. Greenhill and KPMG are serving as financial advisors, Jefferies is serving as sole placement agent for the PIPE and capital markets advisor, and Willkie Farr & Gallagher LLP is serving as legal counsel to Genesis Park.

About Redwire

Redwire is a new leader in mission critical space solutions and high reliability components for the next generation space economy, with valuable IP for solar power generation and in-space 3D printing and manufacturing. With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, Redwire is uniquely positioned to assist its customers in solving the complex challenges of future space missions. For more information, please visit www.redwirespace.com.

About Genesis Park Acquisition Corp.

Genesis Park Acquisition Corp. (“GNPK”) is a publicly traded special purpose acquisition company sponsored by an affiliate of Genesis Park, trading on the NYSE under the ticker symbol NYSE: GNPK.U. GNPK is one of the first aerospace and aviation services special purpose acquisition companies, and may pursue an initial business combination in any industry or geographic region, but specifically seeks to capitalize on the operational and investment experience of the GNPK management team and Board of Directors by focusing on companies that have significant growth prospects in the aerospace and aviation services sectors.

About AE Industrial Partners

AE Industrial Partners is a private equity firm specializing in Aerospace, Defense, Space & Government Services, Power Generation, and Specialty Industrial markets. AE Industrial Partners invests in market-leading companies that can benefit from its deep industry knowledge, operating experience, and relationships throughout its target markets. AE Industrial Partners is a signatory to the United Nations Principles for Responsible Investing. Learn more at www.aeroequity.com.

Redwire Contacts

Media: Austin Jordan

321-536-8632

Austin.jordan@redwirespace.com

OR

Investors:

investorrelations@redwirespace.com

Reevemark

Paul Caminiti/Delia Cannan/Pam Greene

212-433-4600

redwire@reevemark.com

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a definitive proxy statement / prospectus on August 11, 2021 and will mail the definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination.

It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of August 2, 2021, the record date established for voting on the proposed business combination.

Shareholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the definitive proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC.